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                                                                  Exhibit (a)(5)


                               SUPPLEMENT TO THE

                    OFFER TO CANCEL ALL OUTSTANDING OPTIONS
                    WITH AN EXERCISE PRICE OF $12.25 OR MORE
                                    FOR CASH
                                       BY
                               FRANKLIN COVEY CO.

         Franklin Covey Co. (the "Company") has decided to amend its offer to cancel all outstanding options with an exercise price of $12.25 or more for cash (the "Offer to Cancel"). The Company will pay all of the cash amount promptly following the expiration date, whether or not the options have fully vested and whether or nor the optionholder is currently employed by the Company. For purposes of determining the cash amount payable to an optionholder, the Company has treated options as separate classes based on differences in exercise price and expiration date. The cash amount that we will pay for each class of tendered options has been determined on the basis of six factors, the values for the first four of which are the same for all optionholders, regardless of class, and the values for the last two of which are the same for all optionholders within a class of options, but which vary among classes, as follows:

         - the dividend rate applicable to our common stock, which in this case is not applicable since we do not pay dividends on our common stock;

         -        an assumed risk free rate of return of 6.5%;

         - an assumed volatility rate of 55.77%, calculated based on the performance of our common stock since it began publicly trading;

         - the average market price of our common stock during the 60-day period preceding commencement of the offer;

         -        the exercise price of the particular option; and

         -        the length of time to expiration of the particular option.

         To provide optionholders with sufficient time to consider the Company's revised offer, the Company is extending the offer until 5:00 p.m., Mountain standard time, on Wednesday, May 3, 2000. In addition, any options previously tendered may be withdrawn until the new expiration date.

         To the extent that any provision of the Offer to Cancel previously mailed to you is inconsistent with this Supplement, the provisions of the Offer to Cancel are hereby deemed amended .

         The only modifications to the offer to cancel are those indicated above and all terms and conditions of the offer set forth in the Offer to Cancel and the accompanying Letter of Transmittal remain unamended and in full force and effect.

         Delivery of the original Letter of Transmittal which accompanied the Offer to Cancel will satisfy the letter of transmittal delivery requirements for tendering options pursuant to this Supplement. HOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED THEIR OPTIONS PURSUANT TO THE OFFER TO CANCEL ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION.

                 The date of this Supplement is April 19, 2000